April 23, 2013

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:          AL International, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed April 1, 2013
File No. 000-54900

Dear Ms. Ransom:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 16, 2013 (the “Comment Letter”), regarding the above referenced Registration Statement on Form 10 filed on April 1, 2013 by AL International, Inc. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

Table of Contents

Cautionary Note regarding Forward-looking Statements

1. We note your response to comment 3 in our letter dated March 13, 2013. Please, also eliminate any references to Section 27A of the Securities Act of 1933, as amended.

Response: We have eliminated all references to Section 27A of the Securities Act of 1933, as amended.

Item 6. Executive Compensation, page 36

2.  We note your response to comment 12 in our letter dated March 13, 2013. Please revise the notes to the Summary Compensation Table and the Grants of Plan-Based Awards table to clarify that you computed the stock and option award values in accordance with FASB ASC Topic 718. Please refer to Item 402(n) of Regulation S-K.

In addition, if you choose to include the Grants of Plan-Based Awards table, please include the “Grant Date Fair Value of Stock and Option Awards” column and any other applicable disclosure required in connection with the table, pursuant to Item 402(d) of Regulation S-K.

Response: We revised our notes to include a sentence clarifying that we computed the option award values in accordance with FASB ASC Topic 718.

In addition, we added a column to the Grant of Plan-Based Awards table to include the “Grant Date Fair Value of Stock and Option Awards” and added additional disclosure.

AL International, Inc. 2400 Boswell Road, Chula Vista, CA 91914

Notes to the Financial Statements, page F-8

Note 1. Organization, page F-8

Nature of Operations, page F-8

3. We note your disclosure of inactive entities in the second paragraph on page F-8. In light of the inactivity of such entities, please address the following:

●	Please tell us what consideration you gave to the effect of the inactivity of such entities on the recoverability of the carrying amount of the trademarks and distributor intangible assets;

●	Also, please tell us how such inactivity impacts the carrying value of goodwill recorded in the purchase of FDI; and

●	Please tell us whether you considered how the inactivity changes the period over which the trademarks and distributor intangible assets are expected to contribute to future cash flows.

Please refer to ASC 350-30-35 and ASC 350-20-35 and revise your filing as appropriate.

Response:  We have revised the second paragraph on page F-8 and deleted the statements referring to entities becoming inactive, since they were still legally active; however, the Company made a decision to move the activity from these entities into AL Global Corporation in an effort to streamline the business and improve efficiency.  There was no accounting impact to the financial statements.

Note 6. Notes Payable and Other Debt, page F-26

4. We note your disclosure in the second paragraph on page F-27 that during the fourth quarter of 2012 you reduced the carrying amount of a note payable by $690,000 which was recognized as other income in the consolidated statement of operations for the respective period. Yet, in the second paragraph on page F-34 you state that changes in contingent consideration is recorded as a component of operating income. Please tell us, in great detail, your GAAP basis for recognizing the note payable as other income. Also, please revise the inconsistency in your disclosure.

Response: We understand the concern the SEC may have and we commit to carefully evaluate the nature of such items in the future and to always do our utmost to honor the SEC’s opinion that items such as these should be included in operations. We respectfully request that the SEC allow the classification to other income for just this period and take into consideration the fact that the risk to outside shareholders is minimal because there is no impact to the net loss or net loss per share reported for the related period and because approximately 76% of our outstanding common stock is held by our officers and directors.

Note 11. Income Taxes, page F-35

5. We note your disclosure in the first paragraph on page F-36 that the valuation allowance increased by approximately $5,597,000 for the year ended December 31, 2011. This appears to be inconsistent with the change in the valuation allowance presented in the reconciliation of the federal statutory rate to the effective tax rate table on page F-35. Please revise or advise.

Response: The change in the valuation allowance disclosed in the first paragraph on page F-36 and the amount disclosed in the reconciliation of the federal statutory rate to the effective tax rate table on page F-35 are both correct.  The reason for the difference is because during 2011, in connection with the merger with Javalution Coffee Company, the Company recorded approximately $5,719,000 in deferred tax assets related to net operating loss carryforwards, on which a full valuation allowance was also recorded. The valuation allowance was recorded in connection with the purchase accounting, therefore there was no impact to income tax expense, and therefore this amount is not included in the rate reconciliation.

The approximate $5,719,000 increase discussed above, is offset by a decrease in the valuation allowance of approximately $122,000, which is the portion of the change in valuation allowance that impacted income tax expense.  The disclosure in the first paragraph on page F-36 has been revised to clarify this.

Note 12. Segment and Geographical Information, F-36

6. We reviewed your response to comment 15 in our letter dated March 15, 2013; and we note that your response does not include a discussion regarding the economic characteristics of operating segments in your direct selling reportable segment. In this regard, please tell us how the operating segments included in your direct selling reportable segment have similar economic characteristics, as previously requested. Further, please tell us how the operating segments within your direct selling reportable segment are similar with respect to the nature of products and services offered and the type or class of customer for their products and services. Refer to ASC 280-10-50-11.

Response: Products sold under the Direct Selling segment are primarily in the health, beauty, home care markets and other consumable goods.

In accordance with ASC 280-10-50-11, these products are very similar in nature; the majority of the products offered are consumer goods except for FDI services, which are not related to a tangible consumer product, but rather a service marketed to our customers.  The nature of the processes is the same for all products offered in this segment. Products are acquired from third party vendors and sold through our distributors. The type of customers purchasing our products consists generally of customers seeking a healthy lifestyle. These products are primarily distributed through our web-based global network and are available for sale to all customers by all distributors under the Direct Sales organization.

FDI services do not necessarily fit the criteria described in ASC 280-10-50-1 as the Company does not track discrete operating expenses for these services and therefore our Chief Operating Decision Makers (chief executive officer & chief financial officer) do not review operating results to assess the performance of or allocate resources to FDI services. In addition, we reviewed ASC 280-10-50-12(a, b and c) and determined that FDI services represent less than 4% of the Company’s total revenues and less than 1% of the Company’s total assets.  Pursuant, to the ASC 280-10-50-1, our Chief Operating Decision Makers were unable to evaluate operating results for FDI services as it pertains to ASC 289-10-50-12b.  Therefore, based on all the reasons above, we do not believe the FDI services business qualifies as a separate segment for segment reporting.

Exhibits

7. We note your response to comment 18 of our letter dated March 13, 2013. As previously requested, please include the signature of the licensor in exhibit 10.13.

Response: The Company included the signature of the licensor in exhibit 10.13.

The Company further acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (619) 934-3980.

Sincerely,

AL INTERNATIONAL, INC.

/s/ Stephan Wallach
Stephan Wallach
Chief Executive Officer